SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  19 October 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 19 October 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 19 October 2006

19.10.06	Fidelity interest increased above 3%.

19.10.06	National Grid Board Appointments

19.10.06	Notification of Board changes – further information

11.10.06	Capital Group notify Interest at 6.02%.

10.10.06	Directors Interests - Share Incentive Plan - monthly update

6.10.06	Credit Suisse interest reduced below 3%.

4.10.06	Fidelity interest reduced below 3%.

Note: Two ‘same day’ notifications on Form 6-k have also been sent since the last general update, as follows:

4.10.06	Directorate – M Jesanis.

3.10.06	National Grid close period trading update for
the six months ending 30 September 2006

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 19 October 2006

19 October 2006

National Grid plc (‘NG’)

Notification of Interest in National Grid Ordinary Shares;

Pursuant to Sections 198-202 of The Companies Act 1985.

National Grid today received notification from Fidelity International (FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries), that it had a notifiable interest of 3.04% (82,873,515 shares) as at 18 October 2006.

19 October 2006

NATIONAL GRID BOARD APPOINTMENTS

National Grid plc today announces two new Board appointments.

Mark Fairbairn will be appointed as an Executive Director from 1 January 2007 and will join the group Executive Committee with immediate effect.

Mark, currently Chief Operating Officer of UK Gas Distribution, has considerable experience in the UK gas and electricity industry, having run the national control centre and been awarded an OBE for his services to the industry around the implementation of the new electricity wholesale market. As COO of the UK gas distribution business for the last three years, he has played a key role in helping to restructure the UK gas distribution market through the gas networks sale and the creation of National Grid’s new gas distribution business.

Linda Adamany will join the Board as a non-executive director, with effect from 1 November 2006.

Linda is a Group Vice President of BP Refining and Marketing, based in London. She has over 25 years experience in the energy sector, having held various roles for BP in the UK and the US, including Chief Executive of BP Shipping. Linda is a qualified accountant and US citizen.

Commenting on the appointments, Sir John Parker, Chairman of National Grid said: “I am very pleased to announce Mark’s promotion to the Board and to welcome Linda. Their extensive knowledge and experience of energy markets will complement the strengths of our team of Directors.”

Contacts

Investors

Alexandra Lewis	+44 (0)7768 554879 (m)
Richard Smith	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Citigate Dewe Rogerson	+44 (0)20 7836 9571
Anthony Carlisle	+44 (0)7973 611888 (m)

19 October 2006

National Grid plc (NG)

Notification of Board changes – further information

Following the earlier announcement of Board changes, NG notifies that in respect of both Mark Fairbairn (who is currently a director of National Grid Gas plc and National Grid Gas Holdings plc) and Linda L Adamany there is no further information required to be disclosed by the Listing Rules.

National Grid plc (NG)

11 October 2006

Notification of Interest in NG ordinary shares, pursuant to Sections 198 to 202 of The Companies Act 1985

NG today received notification from The Capital Group Companies, Inc. that its notifiable interest had increased to 6.02% (163,935,501 ordinary shares) at 9 October 2006.

National Grid plc (NG)

10 October 2006

(Notifications of Directors’ Interests, pursuant to
Section 324(2) of the Companies Act 1985)

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 36,417 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market yesterday, at a price of 678.5 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares
Roger Urwin	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,184 Ordinary Shares Nil- B shares - unchanged
Roger Urwin	1,235,141 Ordinary Shares B Shares- 58,397- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (‘NG’)

6 October 2006

Notification of Interest in NG Ordinary Shares, Pursuant to
Sections 198 to 208 of The Companies Act 1985

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NG late yesterday received a notification from Credit Suisse Securities (Europe) Limited that, on 3 October 2006, its group no longer had a notifiable interest in the ordinary shares of NG.

National Grid plc

4 October 2006

Notification of Interest in National Grid plc ordinary shares;

Pursuant to Section 198 of The Companies Act 1985.

National Grid plc has today received notification from Fidelity International Limited (“FIL”), that it, and its direct and indirect subsidiaries, no longer had a notifiable interest in National Grid plc ordinary shares. FIL’s holding having reduced from its previously notified holding of 3.01% (81,880,668 shares) to 2.97% (80,816,758 shares).